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                                                                     EXHIBIT 3.9
                            CERTIFICATE OF AMENDMENT
                                       OF
                          CERTIFICATE OF INCORPORATION
                                       OF
                             VSI ENTERPRISES, INC.


         VSI Enterprises, Inc. (the "Company"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

         FIRST: That at a meeting of the Board of Directors of the Company resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of the Company, declaring said amendment to be advisable and directing that said amendment be considered at the next annual meeting of the stockholders of the Company. The resolution setting forth the proposed amendment is as follows:

         RESOLVED: That Section 5.01 of the Certificate of Incorporation, as heretofore added to or amended by certificates filed pursuant to law, is amended to read in its entirety as follows:

                  "5.01 Authorized Shares. The aggregate number of shares which the Company shall have authority to issue is Fifteen Million Eight Hundred Thousand (15,800,000). Fifteen Million (15,000,000) shares shall be designated `Common Stock' and shall have a par value of $.001. Eight Hundred Thousand (800,000) shares shall be designated `Preferred Stock' and shall have a par value of $.001. All shares of the Company shall be issued for such consideration, as expressed in dollars, as the Board of Directors may from time to time determine.

                  Effective with the filing of this Amendment, each one share of the Company's Common Stock issued and outstanding on the Effective Date of this Amendment shall be automatically changed without further action into one-fourth (1/4) of a fully paid and nonassessable share of the Company's Common Stock, provided that no fractional shares shall be issued pursuant to such change. The Company shall pay to each shareholder who would otherwise be entitled to a fractional share as a result of such change the cash value of such fractional share based upon the closing bid price per share of the Common Stock on the trading day preceding the Effective Date of this Amendment as quoted by The Nasdaq SmallCap Market."

         SECOND: That thereafter, pursuant to resolution of its Board of Directors, the annual meeting of stockholders of the Company was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

         THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

         FOURTH: That the capital of the Corporation shall not be reduced under or by reason of said amendment.

         FIFTH: That this Amendment shall be effective as of 12:01 a.m. on January 14, 1999.

         IN WITNESS WHEREOF, VSI Enterprises, Inc. has caused this Certificate of Amendment to be signed by its duly authorized officer, this 11th day of January, 1999.

VSI ENTERPRISES, INC.


By: /s/ Julia B. North
    ----------------------------------------
    Julia B. North, President and
    Chief Executive Officer



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